BD 2/1

09040774

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
JUN 25 2009
Washington, DC
110

SEC FILE NUMBER
8- 20703

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/08 (MM/DD/YY) AND ENDING 04/30/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Perkins, Smart & Boyd, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4330 Shawnee Mission Parkway, Suite 204
(No. and Street)

Shawnee Mission	KS	66205
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hutchins & Haake, LLC Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

11900 College Blvd., Suite 310	Overland Park	KS	66210
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, F. Scott Perkins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Perkins, Smart & Boyd, Inc., as of April 30, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

HELEN JOURAS
Notary Public - State of Kansas
My Appt. Expires 9.28.2010

Helen Jouras
Notary Public

F. Scott Perkins
Signature

President
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Hutchins & Haake, LLC

Certified Public Accountants

College Boulevard and Quivira Road
11900 College Boulevard, Suite 310
Overland Park, Kansas 66210
Phone (913) 338-4455
Fax (913) 338-4458

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Perkins, Smart & Boyd, Inc.
Shawnee Mission, Kansas

We have audited the accompanying statements of financial condition of Perkins, Smart & Boyd, Inc., as of April 30, 2009, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. In addition, we audited the supplementary schedules of computation of net capital, computation of aggregate indebtedness, computation of basic net capital requirements, computation of determination of reserve requirements, information relating to the possession or control requirements and reconciliation pursuant to Rule 17a-5(d)(4). These financial statements and supplementary schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and supplementary schedules based on our audit. The financial statements of Perkins, Smart & Boyd, Inc. as of and for the year ended April 30, 2008 were audited by other auditors whose report, dated June 23, 2008, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements and supplementary schedules referred to above present fairly, in all material respects, the financial position of Perkins, Smart & Boyd, Inc. as of April 30, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Hutchins & Haake, LLC

Hutchins & Haake, LLC
Certified Public Accountants

June 22, 2009
Overland Park, Kansas

PERKINS, SMART & BOYD, INC.

Statements of Financial Condition
April 30, 2009 and 2008

ASSETS

	2009	2008
Current assets		
Cash and cash equivalents	$ 126,765	$ 60,181
Commissions receivable	109,993	258,099
Deferred income tax	-	1,036
Investments	167,417	327,525
Prepaid expenses	39,028	7,688
Total current assets	443,203	654,529
Office furniture and equipment	54,414	54,414
Less accumulated depreciation	53,914	52,891
Net office furniture and equipment	500	1,523
Other assets		
Deposits with clearing organizations	30,001	30,019
Other deposits	800	800
Customer accounts, net of accumulated amortization of $47,495 and $44,162	2,505	5,838
Total other assets	33,306	36,657
Total assets	$ 477,009	$ 692,709

The accompanying notes are an integral part of these financial statements.

PERKINS, SMART & BOYD, INC.

Statements of Financial Condition
April 30, 2009 and 2008

LIABILITIES AND STOCKHOLDERS' EQUITY

	2009	2008
Current liabilities		
Accounts payable	$ 132,041	$ 91,917
Payroll taxes payable	67,994	87,698
Income taxes payable	17,268	5,027
Deferred tax liability	21,529	78,878
Total current liabilities	238,832	263,520
Stockholders' equity		
Common stock, $10.00 par value, authorized 12,500 shares, issued and outstanding 3,180 shares	31,800	31,800
Additional paid-in capital	5,000	5,000
Retained earnings	201,377	392,389
Total stockholders' equity	238,177	429,189
Total liabilities and stockholders' equity	$ 477,009	$ 692,709

The accompanying notes are an integral part of these financial statements.

PERKINS, SMART & BOYD, INC.

Statements of Income
For the Years Ended April 30, 2009 and 2008

	2009	2008
Revenue		
Commissions	$2,728,955	$2,850,014
Fees	31,195	46,870
Unrealized investment gain (loss) net	(101,709)	23,645
Interest and dividend income	459,219	332,037
Other income	-	35,000
Total revenue	3,117,660	3,287,566
Expenses		
Commissions	119,432	143,875
Salaries and benefits	2,481,381	2,270,807
Depreciation expense	1,023	1,785
Other operating expenses	738,049	732,066
Total expenses	3,339,885	3,148,533
Income (loss) before income taxes (tax benefit)	(222,225)	139,033
Income taxes (tax benefit)		
Current	25,100	8,408
Deferred	(56,313)	26,560
Total income taxes (tax benefit)	(31,213)	34,968
Net income (loss)	$ (191,012)	$ 104,065

The accompanying notes are an integral part of these financial statements.

PERKINS, SMART & BOYD, INC.

Statements of Changes in Stockholders' Equity
For the Years Ended April 30, 2009 and 2008

	Common Stock				
	Shares Issued & Outstanding	Amount	Additional Paid-In Capital	Retained Earnings	Total
Balance at April 30, 2007	3,180	$ 31,800	$ 5,000	$ 288,324	$ 325,124
Net income	-	-	-	104,065	104,065
Balance at April 30, 2008	3,180	31,800	5,000	392,389	429,189
Net income (loss)	-	-	-	(191,012)	(191,012)
Balance at April 30, 2009	3,180	$ 31,800	$ 5,000	$ 201,377	$ 238,177

The accompanying notes are an integral part of these financial statements.

PERKINS, SMART & BOYD, INC.

Statements of Changes in Liabilities Subordinated to Claims of General Creditors
For the Years Ended April 30, 2009 and 2008

There were no liabilities subordinated to the claims of creditors at the beginning or end of the year or at any time during either of the years.

The accompanying notes are an integral part of these financial statements.

PERKINS, SMART & BOYD, INC.

Statements of Cash Flows
For the Years Ended April 30, 2009 and 2008

	2009	2008
Cash flows from operating activities		
Net income (loss)	$ (191,012)	$ 104,065
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation	1,023	1,785
Amortization	3,333	3,333
Unrealized investment gains (losses)	101,709	(23,645)
Income taxes paid	(12,859)	(3,002)
Current income tax expense	25,100	8,408
Deferred income tax expense (benefit)	(56,313)	26,560
Other changes in operating assets and liabilities		
(Increase) decrease in		
Commissions receivable	148,106	(178,650)
Prepaid expenses	(31,340)	87
Increase (decrease) in		
Accounts payable	40,124	68,632
Payroll taxes payable	(19,704)	2,700
Net cash provided by operating activities	8,167	10,273
Cash flows from investing activities		
Net sales (purchases) of investments	58,399	-
Return of deposits	18	15
Net cash provided (used) by investing activities	58,417	15
Net increase in cash and cash equivalents	66,584	10,288
Cash and cash equivalents		
Beginning	60,181	49,893
Ending	$ 126,765	$ 60,181

The accompanying notes are an integral part of these financial statements.

PERKINS, SMART & BOYD, INC.

Notes to Financial Statements
April 30, 2009 and 2008

Note 1 – Summary of Significant Accounting Policies

A. ***Description of Business***

Perkins, Smart & Boyd, Inc. (the Company) is a full service securities broker providing investment advisory and other related services to clients in the United States. It operates as an introducing broker on a fully disclosed basis and does not hold funds or securities for customers. The Company is a member of FINRA and the Securities Investor Protection Corporation (SIPC). The Company was incorporated under Kansas laws and commenced operations on May 5, 1976.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and preserves all related books and records as are customarily kept by a clearing broker-dealer.

B. ***Cash Equivalents***

The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

C. ***Receivables***

The Company considers receivables to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

D. ***Office Furniture and Equipment***

Office furniture and equipment are recorded at cost. Major renewals and betterments are capitalized, and maintenance and repairs that do not improve or extend the life of the respective assets are charged against earnings in the current period. Depreciation is provided for in amounts sufficient to relate the cost of depreciable assets to operations over their useful lives of five to seven years using accelerated recovery methods.

E. ***Investments***

Investments are carried at market value and consist of common stock held for trading purposes. Net unrealized gains (losses) included in earnings for the years ended April 30, 2009 and 2008 are $(101,709) and $23,645, respectively.

F. ***Intangibles***

Customer accounts (acquired February 1995) are being amortized over 15 years.

G. ***Revenue Recognition***

Customers' securities transactions and related commission income and expenses are recorded on a trade date basis.

Note 1 – Summary of Significant Accounting Policies *(continued)*

H. ***Income Taxes***
Income tax provisions are based on income reported for financial statement purposes. Deferred income taxes arise from the recognition of temporary differences between earnings determined for financial and tax purposes. Such temporary differences are principally related to the use of accelerated depreciation methods for tax purposes, the difference between the book and tax basis of investment securities, and the net effect of the conversion from accrual accounting to cash basis accounting for income tax purposes.

I. ***Use of Estimates***
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

J. ***Concentrations***
Because of the nature and size of the Company's operations, it occasionally maintains cash balances in excess of federally insured limits at financial institutions. The Company has not experienced any losses on such accounts.

Note 2 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 10 to 1. Rule 15c3-1 also provided that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At April 30, 2009, the Company had net capital of $157,324, which was $107,324 in excess of its required net capital of $50,000. The Company's debt to net capital ratio was 1.52 to 1.

Note 3 – Income Taxes

The Company's aggregate (current plus deferred) income tax expense or benefit for the years ending April 30, 2009 and 2008 represent 14% and 25%, respectively, of its income (loss) before income taxes for the periods. These percentages differ from the expected income tax rates that would apply to such income (loss), principally due to the impact of certain expenses that are not deductible in determining taxable income (loss).

Note 3 – Income Taxes *(continued)*

Deferred income taxes are provided for temporary differences between the financial statement and income tax basis of assets and liabilities and temporary differences in reporting income and expense. The principal components of the Company's deferred income taxes at April 30, 2009 and 2008 consisted of the following:

	2009	2008
Deferred tax asset		
Contributions not deductible until future years	$ -	$ 1,036
Deferred tax liabilities		
Depreciation	$ 27	$ 102
Use of cash basis for income tax reporting	3,226	33,035
Unrealized gains in value of investments, not recognized for income tax reporting	18,276	45,741
	$ 21,529	$ 78,878

Note 4 – Operating Leases

The Company leases office space and an automobile under various operating leases. Minimum future obligations on these operating leases by years ending April 30 are as follows:

2010	$ 55,458
2011	6,600
2012	5,500

Total rent expense under operating leases for the years ending April 30, 2009 and 2008 was $68,248 and $72,929, respectively.

Note 5 – Deposits

Deposits with clearing organizations represent funds required to remain on deposit with the Company's clearing brokers, Southwest Securities, Inc. and First Southwest Securities, Inc. Withdrawals can be made only with the permission of the clearing companies, and a minimum balance of $10,000 and $20,000, respectively, must be maintained at all times.

Note 6 – Employee Benefit Plan

The Company has a 401(k) plan for the benefit of all eligible employees. Participants may elect to defer up to 10% of their annual compensation to be contributed to the plan subject to limits as specified by the Internal Revenue Code. During the years ended April 30, 2009 and 2008, the Company made no matching contributions to the plan.

Note 7 – Financial Instruments with Off-Balance-Sheet Credit and Market Risk

Customer transactions are introduced to and cleared through clearing brokers. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contract obligations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. In conjunction with the clearing brokers, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral, or reduce positions where necessary.

The Company does not anticipate nonperformance by customers or its clearing brokers. In addition, the Company has a policy of reviewing, as considered necessary, the clearing broker with which it conducts business.

Note 8 – Material Inadequacies

None noted.

SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

As of April 30, 2009

PERKINS, SMART & BOYD, INC.

Schedule I

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

As of April 30, 2009

Net capital	
Total stockholders' equity	$ 238,177
Less ownership equity not allowable for net capital	
Prepaid expenses	(39,028)
Accounts receivable, broker	(214)
Property and equipment	(500)
Customer accounts	(2,505)
Other deposits	(800)
Total non-allowable assets	(43,047)
Less	
Haircuts on investments	(25,113)
Undue concentration	(12,693)
Net capital	$ 157,324
Aggregate indebtedness	
Total aggregate indebtedness	$ 238,832
Computation of basic net capital requirements	
Minimum net capital required	$ 50,000
Excess of net capital	$ 107,324
Ratio: aggregate indebtedness to net capital	1.52192 to 1

PERKINS, SMART & BOYD, INC.

Schedule I

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

As of April 30, 2009

A RECONCILIATION PURSUANT TO RULE 17a-5(D)(4)
(included in Part II A of Focus Report as of April 30, 2009)

Total ownership equity qualified for net capital per April 30, 2009, Part II A	$ 192,131
Decrease in property and equipment	(1,024)
Increase in income taxes payable	(9,243)
Decrease in deferred tax liability	57,349
Decrease in deferred tax asset	(1,036)
Total ownership equity qualified for net capital per April 30, 2009, audit report	$ 238,177
Non-allowable assets per April 30, 2009, Part II A	$ 45,107
Decrease in property and equipment	(1,024)
Decrease in deferred tax asset	(1,036)
Non-allowable assets per April 30, 2009, audit report	$ 43,047
Net capital, as reported in Company's Part II A	$ 109,219
Increase in ownership equity qualified for net capital per April 30, 2009 audit report	48,105
Net capital per April 30, 2009, audit report	$ 157,324

PERKINS, SMART & BOYD, INC.

Schedule II

Computation of Determination of Reserve Requirements and
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

As of April 30, 2009

The Company did not make a computation for determining the reserve requirement or supply information relating to the possession or control requirements pursuant to Rule 15c3-3 as they are exempt pursuant to subparagraph (k)(1) of Rule 15c3-3.

Hutchins & Haake, LLC

Certified Public Accountants

College Boulevard and Quivira Road
11900 College Boulevard, Suite 310
Overland Park, Kansas 66210
Phone (913) 338-4455
Fax (913) 338-4458

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

The Board of Directors and Stockholders of
Perkins, Smart & Boyd, Inc.
Shawnee Mission, Kansas

In planning and performing our audit of the financial statements of Perkins, Smart & Boyd, Inc. for the year ended April 30, 2009, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL
(continued)

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at April 30, 2009, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Hutchins & Haake, LLC

Hutchins & Haake, LLC
Certified Public Accountants

June 22, 2009
Overland Park, Kansas

PERKINS, SMART & BOYD, INC.

Financial Statements and
Independent Auditors' Report

April 30, 2009 and 2008

PERKINS, SMART & BOYD, INC.

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